FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 000-32953

Copamex, S.A. de C.V.
(Translation of Registrant’s name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This document may contain forward-looking statements concerning COPAMEX's future performance and/or results of operations and should be considered as good faith estimates of COPAMEX. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact COPAMEX's actual performance or results of operations.

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of September 30, 2003 and 2002

(Thousands of constant Mexican pesos as of September 30, 2003)

	September ’03	September ’02		September ’03	September ’02

Assets:			Liabilities:

Current assets

Cash and cash equivalents	48,429	85,288	Short-term debt	1,111,995	750,824

Accounts receivable	1,294,395	1,472,585	Current portion of long-term debt	2,129,946	454,357

Inventories	1,065,989	1,078,200	Suppliers	1,400,578	1,072,955

Other accounts receivable	559,369	541,525	Income tax and employee profit sharing	31,830	49,115

			Other accounts payable	899,435	688,020

Total current assets	2,968,182	3,177,598	Total current liabilities	5,573,784	3,015,271

			Long-term debt	1,870,965	4,287,397

Investment in shares	0	61,830	Labor obligations	109,701	99,951

Property, plant and equipment, net	9,088,617	9,150,397	Total long-term liabilities	1,980,666	4,387,348

Other assets	788,184	690,321	Deferred income taxes	1,685,676	1,963,851

Goodwill	66,105	140,241	Total liabilities	9,240,126	9,366,470

			Stockholders’ Equity:

			Minority interest	178,283	201,893

			Capital stock	5,217,013	5,214,217

			Additional paid-in capital	6,852	6,844

			Retained earnings	1,251,871	1,615,676

			Net income (loss)	(259,516)	(389,102)

			Insufficiency from restatement of stockholders’ equity	(811,154)	(729,077)

			Cumulative effect of deferred income taxes	(1,912,387)	(2,066,534)

			Total majority stockholders' equity	3,492,679	3,652,024

			Total stockholders’ equity	3,670,962	3,853,917

Total assets	12,911,088	13,220,387	Total liabilities and stockholders’ equity	12,911,088	13,220,387

Copamex, S.A. de C.V. and Subsidiaries
 Consolidated Statements of Income
for the periods ended September 30, 2003 and 2002
(Thousands of constant Mexican pesos as of September 30, 2003)

	Jan - September ’03		Jan - September ’02		CHANGE
					Ps. $	%
Net sales	6,034,707	100.0%	5,979,491	100.0%	55,216	0.9%
Cost of goods sold	(4,105,479)	-68.0%	(3,897,922)	-65.2%	(207,557)	-5.3%
Gross profit	1,929,228	32.0%	2,081,569	34.8%	(152,341)	-7.3%

Selling, general and administrative expenses	(1,429,587)	-23.7%	(1,445,536)	-24.2%	15,949	1.1%
Operating profit	499,641	8.28%	636,033	10.6%	(136,392)	-21.4%

Comprehensive cost of financing:
Interest income	20,106	0.3%	42,089	0.7%	(21,983)	52.2%
Interest expense	(404,841)	-6.7%	(418,857)	-7.0%	14,016	3.3%
Exchange gain (loss), net	(276,573)	-4.6%	(588,522)	-9.8%	311,949	53.0%
Result from monetary position	103,182	1.7%	108,011	1.8%	(4,829)	-4.5%
Total comprehensive cost of financing	(558,126)	-9.2%	(857,279)	-14.3%	299,153	-34.9%

Income (loss) after comprehensive cost of financing	(58,485)	-1.0%	(221,246)	-3.7%	162,761	-73.6%

Other expenses, net	(199,350)	-3.3%	(152,138)	-2.5%	(47,212)	31.0%

Loss before taxes and employee profit sharing	(257,835)	-4.3%	(373,384)	-6.2%	115,549	-30.9%

Income tax	(18,104)	-0.3%	(57,170)	-1.0%	39,066	68.3%
Deferred income tax	22,876	0.4%	111,551	1.9%	(88,675)	79.5%
Employee profit sharing	(7,105)	-0.1%	(8,315)	-0.1%	1,210	14.6%

Income (loss) before minority interest	(260,168)	-4.3%	(327,318)	-5.5%	67,150	-20.5%

Minority interest	652	0.0%	(61,784)	-1.0%	62,436	101.1%

Net income (loss)	(259,516)	-4.3%	(389,102)	-6.5%	129,586	-33.3%

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
for the periods ended September 30, 2003 and 2002
(Thousands of constant Mexican pesos as of September 30, 2003)

	September ‘03	September ’02

Net income ( loss )	(260,168)	(327,318)

Items not requiring the use of resources :

Depreciation and amortization	360,889	324,439
Provision for labor obligations	10,416	10,177
Deferred taxes	(22,876)	(111,551)
Others	21,354	0
Total	109,615	(104,253)

Changes in working capital :
Accounts receivable	201,346	101,456
Inventories	(23,233)	(111,244)
Suppliers	209,242	56,605
Other accounts payable and accountable	236,433	138,996

Resources provided ( used ) by operating activities	733,403	81,560

Financing activities:
Bank loans	(314,838)	308,414
Others	(35,707)	(115,007)
Resources (used) provided by financing activities	(350,545)	193,407

Investing activities:
Property, plant and equipment, net	(320,416)	(388,093)
Other investments	(104,318)	(36,537)
Resources provided ( used ) in investing activities	(424,734)	(424,630)

Decrease in cash and cash equivalents	(41,876)	(149,663)
Cash and cash equivalents at the beginning of period	90,304	234,951
Cash and cash equivalents at the end of the period	48,429	85,288

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)

By: /s/ Carlos Luis Díaz Sáenz
Carlos Luis Díaz Sáenz
General Counsel

Date: November 26, 2003